(202) 274-2029	kweissman@luselaw.com

August 4, 2006

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attention: Mark Webb, Esq., Legal Branch Chief

Re:	Ben Franklin Financial, Inc.

(Registration No. 333-135562)

Registration Statement on Form SB-2

Dear Mr. Webb:

On behalf of Ben Franklin Financial, Inc. (the “Company”) and in accordance with Rule 101 of Regulation S-T, we are hereby transmitting Pre-effective Amendment No. 1 to the Company’s Registration Statement on Form SB-2 (the “Amended SB-2”). Set forth below are the Company’s responses to the Staff’s comment letter dated July 27, 2006, a copy of which is included in the courtesy copy of the Amended SB-2 forwarded under cover of this letter. The Company’s numbered responses correspond to the Staff’s comments in its letter. The Amended SB-2 has been blacklined to reflect changes from the original filing. It also includes a “Recent Developments” section showing the financial condition and results of operation for the three and six months ended June 30, 2006.

1. The remaining outstanding exhibits are filed as part of this Amended SB-2. The exhibit index has been revised to reflect that the “Appraisal Report of RP Financial, LC.” has been filed.

2. The comment is acknowledged. The updated consent is included as part of this Amended SB-2.

3. The comment is acknowledged.

4. The requested disclosure has been added on page 16.

Marc Webb, Esq.

August 4, 2006

5. The risk factors section has been revised to eliminate references to “we cannot assure you.”

6. In accordance with our discussions with members of your accounting staff, explanatory footnotes have been added to pages 42, 44, 49, and 51 of the prospectus.

7. Please see the new disclosure at pages 49 and 51.

8. The disclosure at page 45 has been amended to clarify the Company’s estimated income assumptions.

9. The disclosure has been revised at page 112 to specifically identify the business experience of each director for the last five years.

10. The disclosure has been revised at page 113 to remove Mr. Raino as an initial member of the Nominating Committee.

11. The disclosure at page 119 has been revised to disclose that interest rates on loans to officers, directors and executive officers of Ben Franklin Bank of Illinois are comparable to other borrowers.

12. We have revised the table of contents, as requested. No financial statements of the Company have been included because the corporation does not exist yet. The corporation will be formed at closing.

13. Please be advised that there were no loans held for sale at the end of each of the periods presented. Disclosure for each balance sheet date has been added to Note 1 of the financial statements. Additional disclosure related to the Bank’s policy for the fair value of loans held for sale has been added to Note 1. Additional disclosure confirming the consideration of the criteria from paragraph 9 of SFAS 140 has been added to Note 1. Loans originated for sale and proceeds from the sale of loans have been reflected as operating activities in the Statements of Cash Flows.

14. Additional disclosure in response to this comment has been provided in Note 1.

15. Additional disclosure in Note 1 has been added. However, it should be noted that no servicing assets have been established at the Bank due to the immateriality of the value of the assets, as the Bank services only one residential mortgage loan. Servicing costs for the 5 commercial real estate loan participations serviced by the Bank approximate fees received.

16. Additional disclosure in response to this comment has been provided in Note 1.

Marc Webb, Esq.

August 4, 2006

17. The disclosure in Note 1 has been revised to reflect the amortization methodology for deferred loan commitment fees.

18. Additional disclosure in response to this comment has been provided in Note 2.

We trust the foregoing is responsive to the Staff’s comments. Please call the undersigned at (202) 274-2029 or Benjamin Azoff at (202) 274-2010 should you have any questions.

Respectfully,

/s/ Kip A. Weissman

Kip A. Weissman

Enclosures

cc:	Kathryn McHale, Esq.

Kevin W. Vaughn, CPA

Margaret Fitzgerald, CPA

C. Steven Sjogren, President and

    Chief Executive Officer

Benjamin Azoff, Esq.